Exhibit (e)(8)

Richard L. Clemmer

Eindhoven, October 16, 2013

Dear Rick,

Once again, we, on behalf of NXP Semiconductors N.V. (“NXP”), appreciate your willingness to continue your CEO/Presidentship of NXP and with this we confirm our agreement to extend your employment contract of July 17, 2009, as amended in August and October 2010, with another three years, subject to your yearly re-appointment by NXP’s stockholders meeting.

With this, the following paragraph replaces paragraph 2.2. of your employment contract of July 17, 2009, as amended in August and October 2010:

“2.2 This agreement shall terminate automatically, without being required, on November 1, 2016.”

In addition to the above amendment of your employment agreement, and notwithstanding what is stipulated in the respective LTIP terms and conditions, this is to confirm that in case your employment with NXP terminates as a result of your death (“death in service”), your unvested LTl’s (including any NXP stock options, performance stock units and restricted stock units) will fully (for 100%) vest (accelerated vesting). As a consequence, in case of your death in service, your unvested LTl’s will become unconditional on the date of your death in service and as of such date no performance conditions and/or time vesting requirements will apply anymore.

Would you be so kind to return one signed copy of this letter to Mrs. Jan Vernon.

Trusting that we shall continue to work together successfully, we remain,

Yours sincerely,		For Approval:
Sir Peter Bonfield	Johannes Huth	Rick Clemmer

Chairman of the Board	Vice-Chairman of the Board	CEO & President

NXP Semiconductors, High Tech Campus 60, 5656 AG Eindhoven, the Netherlands